SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 13, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00

www.ubs.com

13 June 2008
Media release
UBS AG successfully completes its rights offering
Zurich/Basel, 13 June 2008 — UBS AG has successfully completed its CHF 15.97 billion rights offering, which was approved by its shareholders at the Annual General Meeting on 23 April 2008.
As part of the ordinary increase of its share capital, UBS AG has issued 760,295,181 new shares with a par value of CHF0.10 each. The subscription price of the new shares was set at CHF 21.00. Subscription rights for 755,466,901 new shares were exercised, representing 99.4% of all new shares offered. 4,828,280 new shares, for which subscription rights were not validly exercised, will be sold by UBS Investment Bank in open market transactions on 13 June 2008.
Trading in the new shares is expected to commence today on SWX Europe, the New York Stock Exchange and the Tokyo Stock Exchange. Payment and settlement of the new shares is expected to take place on 17 June 2008.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 13 June 2008 Page 2 of 2

Notice to Shareholders in Switzerland and the European Economic Area
This publication constitutes neither an offer to sell nor a solicitation to buy securities of UBS AG. It does not constitute an offering prospectus within the meaning of Art. 652a of the Swiss Code of Obligations, nor a listing prospectus within the meaning of the SWX Swiss Exchange Listing Rules. The offer is being made solely by means of, and on the basis of, the published offering and listing prospectus dated May 23, 2008 (including any amendments thereto, if any). An investment decision regarding the publicly offered securities of UBS AG should only be made on the basis of this offering and listing prospectus. The offering and listing prospectus is available free of charge from UBS Investment Bank, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, J.P. Morgan Securities Ltd., Junghofstr. 14, 60313 Frankfurt am Main, Germany or Morgan Stanley Bank AG, Junghofstrasse 13-15, 60311 Frankfurt am Main, Germany or on UBS AG’s website (www.ubs.com).
Other than in Germany, Austria, the United Kingdom, France, Italy and Liechtenstein, no action has been or will be taken in any member state of the European Economic Area which has implemented the EC Directive 2003/71/EC of the European Parliament Council dated November 4, 2003 (each a “Relevant Member State”) that would permit a public offering of the new shares, or the distribution of a prospectus or any other offering material relating to the new shares in any Relevant Member State.
Notice to U.S. Persons
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS AG at +41-44-236-6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689.

INCORPORATION BY REFERENCE
     This Form 6-K and other Form 6-Ks previously submitted after April 9, 2008 are hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: June 13, 2008